Filed pursuant to Rule 433

March 8, 2021

Relating to

Preliminary Prospectus Supplement dated March 8, 2021

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-01

Piedmont Natural Gas Company, Inc.

$350,000,000 2.50% Senior Notes due 2031

Pricing Term Sheet

Issuer:	Piedmont Natural Gas Company, Inc. (the “Issuer”)

Trade Date:	March 8, 2021

Settlement Date:	March 11, 2021; T+3

Expected Ratings (Moody’s/S&P)*:	A3 (Stable)/BBB+ (Stable)

Security Description:	2.50% Senior Notes due 2031 (the “Notes”)

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2021

Principal Amount:	$350,000,000

Maturity Date:	March 15, 2031

Price to the Public:	99.631% per Note, plus accrued interest, if any, from March 11, 2021

Coupon:	2.50%

Benchmark Treasury:	1.125% due February 15, 2031

Benchmark Treasury Yield:	1.592%

Spread to Benchmark Treasury:	+95 bps

Yield to Maturity:	2.542%

Redemption Provisions/ Make-Whole Call:

At any time before December 15, 2030 (which is the date that is three months prior to the maturity date of the Notes (the “Par Call Date”)), the Issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

Par Call:

At any time on or after the Par Call Date, the Issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	720186 AN5 / US720186AN51

Joint Book-Running Managers:	Mizuho Securities USA LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Cabrera Capital Markets LLC KeyBanc Capital Markets Inc. Multi-Bank Securities, Inc. Siebert Williams Shank & Co., LLC

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* Note: Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at (866) 271-7403, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, SMBC Nikko Securities

America, Inc. toll-free at (888) 868-6856 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.